K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950
T 617.261.3100 F 617.261.3175

February 24, 2021
VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ashley Vromen Lee
Christina DiAngelo-Fettig
Re:    Touchstone Variable Series Trust (the “Trust”)
File Nos. 033-76566 & 811-08416
Registration Statement on Form N-14

Dear Ms. Lee and Ms. Fettig,
On behalf of the Trust, we submit this letter in response to comments received by telephone on February 11, 2021 from Christina DiAngelo Fettig of the accounting review staff of the Securities and Exchange Commission (the “SEC”), and on February 17, 2021, from Ashley Vromen Lee of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Touchstone Balanced Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Touchstone Conservative ETF Fund, Touchstone Moderate ETF Fund and Touchstone Aggressive ETF Fund (each, a “Target Fund”, together the “Target Funds” and, together with the Acquiring Fund, the “Funds”), each a series of the Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on February 1, 2021, accession no. 0000920547-21-000016.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the staff’s comments, and resolve any matters raised. It is anticipated that the Funds will seek effectiveness of the Registration Statement, as amended, on March 1, 2021 after the filing of the amended Form N-14 registration statement. The Funds will, in connection therewith, make the requested representations and file the necessary acceleration request.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

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Accounting Staff Comments

Comment 1 — Under the heading “Questions & Answers,” with respect to the question titled “Why has the Board recommended the Reorganization proposals,” please disclose that the gross expenses before any waivers are expected to be higher following the Reorganization. Please make similar disclosure changes throughout the Registration Statement when the Funds’ fees and expenses are discussed.

Response to Comment 1 — The Trust has revised the disclosure as follows and made similar disclosure enhancements throughout the Registration Statement:
The Board considered information provided by Touchstone Advisors regarding potential benefits of each Reorganization, including (1) Target Fund shareholders would be able to continue their investment in a Fund with similar investment goals and strategies, (2) ~~the same or lower net operating expenses of the Acquiring Fund~~ although gross expenses of the Acquiring Fund before any waivers, on a pro forma basis, are higher than the Target Funds’ gross expenses, the Acquiring Fund has the same or lower net operating expenses on a pro forma basis than the Target Funds, (3) the potential for economies of scale and lower fees and expenses as a result of the size of the combined Fund, (4) eliminating redundant products may enhance distribution opportunities, and (5) the Acquiring Fund has out-performed each of the Target Funds over the past 1-, 3-, 5-, and 10-year periods ended December 31, 2020.
Comment 2 — Disclosure under the heading “Questions & Answers,” with respect to the question titled “What are the primary federal income tax consequences of the Reorganization” states that, prior to the Reorganization, none of the securities of a Target Fund are expected to be sold in connection with the Target Fund’s Reorganization. Please also disclose in this section that it is expected that each Target Fund’s entire portfolio is expected to be sold following the Reorganizations.
Response to Comment 2 — The Trust has revised the disclosure as follows:
Prior to the Reorganizations, none of the securities of a Target Fund are expected to be sold in connection with such Target Fund’s Reorganization. Following the Reorganizations, it is expect that almost all of each Target Fund’s securities will be sold. To the extent that portfolio investments received by the Acquiring Fund in a Reorganization are sold after the Reorganization, the combined Fund will incur transaction costs related to the purchase and sale of securities and may recognize income and capital gains (after the application of any available capital loss carryforwards), which will be distributed to the shareholders who hold shares of the combined Fund (including former Target Fund shareholders who hold shares of the Acquiring Fund following the Reorganization). Such distribution is not expected to be taxable for federal income tax purposes to owners of a Variable Product.
Comment 3 — Under the heading “Questions & Answers,” with respect to the question titled “Who will pay the costs of the Reorganization,” please confirm whether the Agreement and Plan of Reorganization should reflect that Touchstone Advisors will not pay repositioning costs, but that Touchstone Advisors will pay for the costs of the Reorganization regardless of whether the Reorganization occurs.

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Response to Comment 3 — The Trust will confirm and revise the final Agreement and Plan of     Reorganization to reflect these comments.

Comment 4 — Under the heading “Questions & Answers,” with respect to the question titled “What will happen is shareholders of a Target Fund do not approve the Reorganization or the transaction is not completed,” please clarify the disclosure regarding what actions the Board will take in the event that a Reorganization is not completed. We note that similar disclosure appears under the heading “Summary of Information Regarding the Reorganizations” with respect to the question titled “What are the reasons for the Reorganizations,” and such disclosures should be consistent.

Response to Comment 4 — The Trust has revised the disclosure in the “Questions & Answers” section with respect to the question titled “What will happen is shareholders of a Target Fund do not approve the Reorganization or the transaction is not completed” as follows:

If the shareholders of a Target Fund do not approve their Target Fund's Reorganization or other closing conditions are not satisfied or waived, the Reorganization will not be completed and the Board will consider other possible courses of action for the Target Fund, including whether or not to liquidate or merge the Target Fund, continue to operate the Target Fund as a stand-alone fund, or re-solicit shareholders to reorganize the Target Fund ~~including continuing to operate the Fund as a stand-alone fund or merging the Fund into another Touchstone fund~~. The completion of one Reorganization is not contingent upon the completion of any other Reorganization.
Comment 5 — Please confirm supplementally that the fees presented under the heading “Summary of Information Regarding the Reorganizations” with respect to the question titled “How do the Funds’ fees and expenses compare” represent current fees in accordance with Item 3 of Form N-14.
Response to Comment 5 — The Trust so confirms.
Comment 6 — Under the heading “Summary of Information Regarding the Reorganizations” with respect to the question titled “How do the Funds’ fees and expenses compare,” please include disclosure accompanying the pro forma fee tables and capitalization tables indicating that because completion of any one Reorganization is not dependent upon completion of any or all of the other Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented.
Response to Comment 6 — The Trust has revised the disclosure in the “Summary of Information Regarding the Reorganizations” with respect to the question titled “How do the Funds’ fees and expenses compare,” as follows:
The tables below also show the pro forma fees and expenses that you may pay if you buy and hold units of a subaccount available in your Variable Product that invests in Class SC shares of the Acquiring Fund after giving effect to the Reorganization, but actual expenses may be greater or less than those shown. Class SC shares have not commenced operations as of the date of this Joint Proxy Statement/Prospectus. Pro forma fees and expenses are based on the operating expenses of the Acquiring Fund’s Class I shares for the twelve-month period ended June 30, 2020, estimated as if the Reorganization had been completed as of the beginning of the 12-month

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period ended June 30, 2020, and do not include the costs of the Reorganization which will be borne by Touchstone Advisors, and not the Funds, whether or not the Reorganization is completed. Because the completion of any one Reorganization is not dependent upon the completion of any or all of the other Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented below.

Comment 7 — Under the heading “Summary of Information Regarding the Reorganizations” with respect to the question titled “Will there be any repositioning costs,” please quantify the repositioning costs in basis points. Please make a conforming update to similar disclosure that appears on page 31 under the heading “Additional Information About the Reorganizations” in the section titled “Material Federal Income Tax Consequences.”

Response to Comment 7 — The Trust will revise the disclosure as follows and will make the same disclosure changes throughout the Registration Statement where applicable:
It is estimated that such portfolio repositioning would have resulted in transaction costs of approximately $328,000~~, or approximately~~ (0.46%, or approximately $0.06 per share), for the Acquiring Fund if such sales occurred on December 31, 2020.
Comment 8 — Under the heading “Additional Information About the Reorganizations” with respect to the section titled “Reasons for the Reorganizations,” one of the reasons stated is that the Combined Fund would have a greater opportunity to achieve asset level breakpoints in its advisory fee schedule than any Fund operating individually. However, the Acquiring Fund does not have asset level fee breakpoints. Please confirm how the noted disclosure is relevant to the Reorganizations.
Response to Comment 8 — The Trust has revised the applicable disclosure as follows:
With respect to each Reorganization, the Board considered the following factors, among others… the advice and recommendation of Touchstone Advisors, including its opinion that the Reorganization would be in the best interests of the Target Fund and the Acquiring Fund and that the combined Fund would have ~~a~~ greater economies of scale because the total fixed costs of the combined Fund, as a percentage of total assets, will be less than for ~~opportunity to achieve asset level breakpoints in its advisory fee schedule than~~ any Fund operating individually.
Comment 9 — Under the heading “Additional Information About the Reorganizations” with respect to the section titled “Agreement and Plan of Reorganization,” the disclosure states that “[w]hether or not a Reorganization is completed, Touchstone Advisors will pay the expenses incurred by the Funds in connection with the Reorganizations other than repositioning costs, if any.” Please consider removing “if any” since there will be repositioning costs in connection with Reorganization.
Response to Comment 9 — The Trust will make the requested change.
Comment 10 — Under the heading “The Funds’ Management” with respect to the section titled “Investment Advisor,” please supplementally explain how the net investment advisory fees were calculated using the financial highlights from the fiscal year ended December 31, 2019.

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Response to Comment 10 — The Trust confirms that the referenced fees were calculated by subtracting the advisor’s applicable fee waivers from the total contractual management fee. However, the Trust notes that calculating the net advisory fee does not take into account other waivers that may be in place, but that are not applicable to the Advisory fee, such as administration fee or shareholder service fee waivers. Such other waivers are reflected in the financial highlights, which may cause certain differences between net fees in the financial highlights and net advisory fees.

Comment 11 — In the SAI under the heading “Supplemental Financial Information,” please include a narrative description of the material changes to the Target Funds’ portfolios.
Response to Comment 11 — The Trust believes that the disclosure stating that “Following the Reorganization, it is expected that the Acquiring Fund will sell approximately 97% of the securities acquired from the Target Funds” adequately describes the changes to the Target Funds’ portfolios. Therefore, the Trust respectfully declines to make any changes in response to this comment.
Disclosure Staff Comments
Comment 12 — Under the heading “Questions & Answers,” with respect to the question titled “How do the fees and expenses of the Funds compare,” please disclose that management fees and gross expenses of the Acquiring Fund will be higher than the Target Funds without the application of the fee waivers. Please disclose on a fund by fund basis which fund fees would be higher or lower as a result of the Reorganizations.
Response to Comment 12 — The Trust has revised the applicable disclosure and added a fee summary table as follows:
The Funds have different advisory fee, sub-advisory fee, and expense limitation schedules that result in varying net expense ratios. Currently, the Target Funds each have lower management fees, a lower gross expense ratio, a lower expense limitation and lower net expense ratio than the Acquiring Fund. Currently, the Acquiring Fund has lower acquired fund fees and expenses than each of the Target Funds. In~~However, in~~ connection with the Reorganization, Touchstone Advisors has agreed to reduce the Acquiring Fund’s expense limitation so that the Acquiring Fund’s net expenses are the same or lower than the Target Funds’ current net expenses. If approved by shareholders, following the Reorganization, the expenses incurred by the Acquiring Fund will be lower than the current expenses for the Conservative ETF Fund and Moderate ETF Fund, and will be the same as the Aggressive ETF Fund. Please see the below table for a summary of how certain expenses of the Target Funds would change as a result of the Reorganizations.

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Type of Fee	Higher or Lower following Reorganizations
Management Fee	Higher
Other Expenses	Lower
Acquired Fund Fees and Expenses	Lower
Gross Expense Ratio	Higher
Net Expense Ratio After Expense Limitation	Lower than the Conservative ETF Fund and Moderate ETF Fund, and the same as the Aggressive ETF Fund

Comment 13 — In the comparison chart under the heading “Questions & Answers,” with respect to the question titled “How do the Funds’ investment goals and principal investment strategies compare,” please label each Fund as a “Target Fund” or “Acquiring Fund” for clarity.
Response to Comment 13 — The Trust will make the requested change.
Comment 14 — Under the heading “Questions & Answers,” with respect to the question titled “Who will pay the costs of the Reorganization,” please disclose repositioning information and applicable costs. Please include any tax impact of recognizing capital gains as a result of repositioning the Target Funds, and provide an estimate of capital gains as of a recent date, as applicable.
Response to Comment 14 — The Trust respectfully notes that such disclosure appears under the heading “Summary of Information Regarding the Reorganizations” with respect to the question titled “Will there be any repositioning costs.” However, the Trust will also add the applicable disclosure under the heading “Questions & Answers,” with respect to the question titled “Who will pay the costs of the Reorganization,” as requested, as follows:
Touchstone Advisors will pay the costs of each Reorganization, other than repositioning costs, whether or not the Reorganization is completed. With respect to repositioning costs, the Acquiring Fund, and therefore its shareholders, will bear the brokerage commissions and other transaction costs associated with reorganizing the Target Funds into the Acquiring Fund. It is estimated that such portfolio repositioning would have resulted in transaction costs of approximately $328,000 (0.46%, or approximately $0.06 per share), for the Acquiring Fund if such sales occurred on December 31, 2020. Any capital gains realized as a result of the repositioning are not expected to be taxable for federal income tax purposes to Contract Owners. Please see the section titled “Summary of Information Regarding The Reorganizations—Reorganizations—Will there be any repositioning costs?” below for more information.
Comment 15 — Under the heading “Summary of Information Regarding the Reorganizations” with respect to the question titled “How do the Funds’ fees and expenses compare,” please provide pro forma fees and expenses as of as of a more recent date than June 30, 2020, and update the related fee and expense tables accordingly.

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Response to Comment 15 — The Trust respectfully notes that the Funds’ 12/31/2020 financial information will not have been filed with the SEC prior to the March 1, 2021 anticipated effective date of the Registration Statement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 16 — Under the heading “Additional Information About the Reorganizations” with respect to the section titled “Material Federal Income tax Consequences,” please update the disclosure to state that a tax opinion “must” be issued, since it is a condition of the Reorganizations.

Response to Comment 16 — The Trust will make the requested change.
Comment 17 — Under the heading “Additional Information About the Reorganizations” with respect to the section titled “Reasons for the Reorganizations,” please confirm the disclosure includes all material adverse factors considered by the Board in approving the Reorganizations, including the Acquiring Fund’s higher gross expenses.
Response to Comment 17 — The Trust confirms that the applicable disclosure includes the relevant adverse factors considered by the Board with respect to approving the Reorganizations. As disclosed in this section and others throughout the Registration Statement, the Board was presented with and considered information related to the fees and expenses of the Target Funds and Acquiring Funds, including the higher gross expenses of the Acquiring Fund and the proposed expense limitation agreement whereby the Acquiring Fund’s net expenses would be lower than or the same as the current Target Fund net expenses.
Comment 18 — Per Item 3(b) of Form N-14, please confirm that the Prospectus highlights the differences of the Target Funds’ and Acquiring Funds’ key considerations.
Response to Comment 18 — The Trust respectfully submits that it’s various discussions of investment goals, strategies, risks, distributions and other key fund considerations appropriately highlight the applicable differences between the Target Funds and Acquiring Fund. Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 19 — Please confirm that the final Agreement and Plan of Reorganization will be filed.
Response to Comment 19 — The Trust so confirms.
Comment 20 — Item 16(11) of Form N-14 requires filing a legality of shares opinion with respect to the shares issues by the Acquiring Fund. Please confirm that such an opinion will be filed prior to the Registration Statement’s effectiveness.
Response to Comment 20 — The Trust respectfully notes that such an opinion was included as Exhibit 99.11 to the Trust’s filing on Form N-14. However, the Trust will file an updated legality of shares opinion in connection with the amended Form N-14 registration statement.
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The Trust, on behalf of the Acquiring Fund, intends to file an amended Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:     Meredyth A. Whitford-Schultz, Secretary of the Trust
    Clair E. Pagnano, Partner, K&L Gates LLP

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